PE
6/30/02

02045266

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June, 2002

SEC MAIL PROCESSING RECEIVED JUL 05 2002 WASH. D.C. 164 SECTION

CELLCO FINANCE N.V.
Caracasbaaiweg 199
Curaçao
Netherlands Antilles
Registration Nos. 333-9458 and 333-12234

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

Yes __   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________]

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

Overview

This is the quarterly report for the three month period ended March 31, 2002 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the "1998 Restricted Notes"). On December 22, 1999 Cellco Finance issued $400,000,000 of 12¾% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between Cellco Finance and HSBC Bank USA (the "1999 Restricted Notes"). Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act.

Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the "Credit Agreements").

Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes").

The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject. Accordingly, we refer to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 5, 2002 (the "Cellco Annual Report") and Turkcell's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 21, 2002 (the "Turkcell Annual Report"), both of which are hereby incorporated by reference in this quarterly report, for a detailed description of Cellco's and Turkcell's business and the risks and uncertainties Cellco and Turkcell face.

Turkcell's Quarterly Report on Form 6-K as filed with the Securities and Exchange Commission on June 21, 2002 SEC file number 1-15902 (the "Turkcell Quarterly Report"), is also hereby incorporated by reference.

Since our sole business is to issue debt securities and lend the proceeds of those securities to Turkcell, you should read our operating and financial review and prospects in conjunction with "Item 5. Operating and Financial Review and Prospects" in the Turkcell's Annual Report.

The financial information contained in the following discussion and analysis has been prepared and is presented in accordance with U.S. GAAP in U.S. dollars. The following discussion and analysis should be read in conjunction with the financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 included in the Cellco Annual Report for the year ended December 31, 2001, and the financial statements and related notes as of December 31, 2001 and March 31, 2002, and for each of the three month periods ended March 31, 2001 and 2002 included herein. The information as of and for each of the three month periods ended March 31, 2001 and 2002 is not audited.

Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

Operating Results

Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements. Revenue for the three months ended March 31, 2002 of $24,856,000 is equal to revenue for the three months ended March 31, 2001.

Expenses. Expenses consist primarily of interest paid on the Notes and taxes. Expenses for the three months ended March 31, 2002 of $24,894,000 is equal to expenses for the three months ended March 31, 2001.

Critical Accounting Policies

We have prepared our financial statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. As noted in the basis of presentation of our financial statements (Note 2) Turkcell's current liabilities at March 31, 2002 exceeded current assets and the Turkish economy has suffered from significant devaluation during 2001. Should Turkcell's operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

Liquidity and Capital Resources

We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt owed us. At March 31, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crises. Consequently, Turkey's currency continued to devalue, there is a continued volatility in the debt and equity markets and hyperinflation persists while economic growth was negative 9.4% for 2001. However, the rate of devaluation of Turkish Lira stabilized during last six months after the announcement of a new loan facility amounting to $10 billion from the International Monetary Fund (the "IMF"). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the Turkish government allowed the Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the U.S. Dollar during the first day of flotation. As of July 5, 2002, the Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at March 31, 2002 it was TL 1,337,794. Confidence in the banking sector has yet to be fully restored and there continues to be a general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. At March 31, 2002, Turkcell's current liabilities exceeded current assets by US$250.8 million. As noted in Turkcell's financial statements these matters may raise doubt about Turkcell's ability to continue as a going concern. Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards us. Our financial statements have been prepared assuming that Turkcell will continue as a going concern, and that therefore we will continue as a going concern. Turkcell advised us that its management believes that Turkcell will generate sufficient operating cash flows to continue as a going concern. In March 2002, Turkcell received letters of intent from Vakifbank and Garanti Bankasi agreeing to the extension of approximately $120 million relating to 2002 principal repayments for one year. Turkcell will continue to pay interest during the extension period. In March 2002, Turkcell also received a commitment letter from Yapi Kredi Bankasi, a shareholder of Turkcell and one of the largest Turkish banks, for a loan of $200 million for one year. In addition, on May 9, 2002, Turkcell agreed with Akbank to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities. Turkcell's management has stated that it believes that Turkcell's cash from operations, the proceeds from the Yapi Kredi Bankasi loan, the extension of its debt obligations to Vakifbank and Garanti Bankasi will be sufficient to fully fund its business plan through December 31, 2002, which includes the repayment of approximately $477.5 million in principal and interest on debt obligations.

We have continued to receive timely payments from Turkcell on our receivable due from Turkcell and we believe that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development, Patents and Licenses

We have not had any research and development activities for the last three years. We own no patents.

Trend Information

At March 31, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crises. Consequently, Turkey's currency continued to devalue, there is a continued volatility in the debt and equity markets and hyperinflation persists while economic growth was negative 9.4% for 2001. However, the rate of devaluation of Turkish Lira stabilized during last six months after the announcement of a new loan facility amounting to $10 billion from the IMF. The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the Turkish government allowed the Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the U.S. Dollar during the first day of flotation. As of July 5, 2002, the Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at March 31, 2002 it is TL 1,337,794. Confidence in the banking sector has yet to be fully restored and there continues to be a general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

Since our sole business is to issue debt securities and lend the proceeds of the debt securities to Turkcell, you should read "Item 5D. Trend Information" of the Turkcell Annual Report and Turkcell Quarterly Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

The fair value of the 1998 Notes increased from $270.0 million at December 31, 2001 to $273.0 million at March 31, 2002; the fair value of the 1999 Notes increased from $348.0 million at December 31, 2001 to $380.0 million at March 31, 2002.

The following table sets forth as at December 31, 2001 and March 31, 2002 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

	December 31, 2001		March 31, 2002	
	Carrying amount $ (in millions)	Fair value $ (in millions)	Carrying amount $ (in millions)	Fair value $ (in millions)
Financial instrument				
1998 Notes	300.0	270.0	300.0	273.0
1999 Notes	400.0	348.0	400.0	380.0

Expected future maturities as of December 31, for each of the next four years and thereafter are set forth in the following table:

	2002	2003	2004	2005	Total
		(in millions of US Dollars)			
1998 Notes	—	—	—	300.0	300.0
1999 Notes	—	—	—	400.0	400.0
	—	—	—	700.0	700.0

Interest Rate Risk Management

The following table sets forth as at December 31, 2001 and March 31, 2002 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

	December 31, 2001		March 31, 2002	
	Carrying amount $ (in millions)	Fair value $ (in millions)	Carrying amount $ (in millions)	Fair value $ (in millions)
Financial instrument				
1998 Notes	300.0	270.0	300.0	273.0
1999 Notes	400.0	348.0	400.0	380.0

Expected future maturities as of December 31, for each of the next four years and thereafter are set forth in the following table:

	2002	2003	2004	2005	Total
		(in millions of US Dollars)			
1998 Notes	—	—	—	300.0	300.0
1999 Notes	—	—	—	400.0	400.0
	—	—	—	700.0	700.0

Table of contents

Financial statements

Balance sheets at December 31, 2001 and March 31, 2002 (unaudited)

Assets	**December 31, 2001**	**March 31, 2002 (unaudited)**
(in thousands of US dollars)		
Current assets		
Cash and cash equivalents (note 4)	3	3
Accrued interest receivable (note 5)	40,000	16,000
Deferred financing costs (notes 3 and 5)	3,424	3,424
Other current assets and receivables	242	280
Total current assets	43,669	19,707
Loans receivable (notes 4 and 5)	700,000	700,000
Deferred financing costs (notes 3 and 5)	8,817	7,961
	752,486	**727,668**

Liabilities and shareholder's equity	**December 31, 2001**	**March 31, 2002 (unaudited)**
(in thousands of US dollars)		
Current liabilities		
Accrued interest payable (note 5)	40,000	16,000
Taxes payable (notes 3 and 6)	233	271
Unearned financing fee income (notes 3 and 5)	3,424	3,424
Total current liabilities	43,657	19,695
Notes payable (notes 4 and 5)	700,000	700,000
Unearned financing fee income (notes 3 and 5)	8,817	7,961
Shareholder's equity		
Common stock		
Par value US$1.00; authorized 60,000, issued and paid 12,000 shares (note 1)	12	12
Retained earnings	-	-
Total shareholder's equity	12	12
	752,486	**727,668**

See accompanying notes to the financial statements

Statements of operations for the three-month periods ended March 31, 2001 and 2002 (unaudited)

	Three months ended March 31,	
	2001	2002
(in thousands of US dollars, except share data)	(unaudited)	
Income		
Interest income (notes 3 and 5)	24,000	24,000
Financing fee income (notes 3 and 5)	856	856
Total revenue	**24,856**	**24,856**
Expenses		
Interest expense (notes 3 and 5)	(24,000)	(24,000)
Financing cost (notes 3 and 5)	(856)	(856)
Operating and other expenses re-charged (note 1)	38	38
Income before taxes	**38**	**38**
Taxes on income (notes 3 and 6)	(38)	(38)
Net income	-	-
Basic and diluted earnings per common share	-	-
Weighted average number of common shares outstanding	**12,000**	**12,000**

See accompanying notes to the financial statements

Statements of cash flows for the three-month periods ended March 31, 2001 and 2002 (unaudited)

	hree months ended March 31,	
	2001	2002
(in thousands of US dollars)	(unaudited)	
Cash flows from operating activities:		
Net income	-	-
Changes in assets and liabilities:		
Accrued interest receivable	24,000	24,000
Other current assets and receivables	30	38
Accrued interest payable	(24,000)	(24,000)
Accrued income taxes	(30)	(38)
Net cash used in operating activities	-	-
Cash flows from financing activities:		
Deferred financing costs	856	856
Unearned financing fees	(856)	(856)
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of period	3	3
Cash and cash equivalents at the end of period	**3**	**3**
Supplemental cash flow information:		
Interest paid	48,000	48,000
Taxes paid	68	-

See accompanying notes to the financial statements

Notes to the financial statements for the three-month periods ended March 31, 2001 and 2002 (unaudited)

(1) Activities and ownership

Cellco Finance N.V. (the "Company") was incorporated on January 27, 1998 as a limited liability company under the laws of the Netherlands Antilles. The Company has its registered office at Caracasbaaiweg 199, Curaçao, the Netherlands Antilles, and is registered with the trade register of the Chamber of Commerce and Industry in Curaçao. The authorized share capital of the Company is divided into 60,000 ordinary shares with a par value of one US Dollar each, of which 12,000 fully-paid shares have been issued. The sole shareholder is Cellco Stichting, a stichting, or foundation, organized under the laws of the Netherlands Antilles (the "Foundation"). The sole beneficiary of the Foundation is a Netherlands Antilles charitable foundation. The Foundation has a single member board of directors, consisting of Amicorp Curaçao N.V., a Netherlands Antilles trust company (the "Trust Company"). The Company is managed by a Board of Managing Directors comprised of a single managing director, appointed by the General Meeting of Shareholders. The Trust Company is also the sole managing director. The Company has no officers, the managing director carries out the functions of the executive officers, consistent with the Netherlands Antilles law.

The Company was formed for the purpose of issuing debt securities and lending the proceeds thereof to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company issued US$300,000,000 15% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2005 and US$400,000,000 12 ¾% Senior Notes (the "Senior Notes") due 2005, and entered into Issuer Credit Agreements with Turkcell, under which the proceeds of these Notes were loaned to Turkcell. The Company has conducted no operations since it was established other than the issuance of these Notes and will have no subsidiaries or significant business activities and is not expected to produce any revenues except payments received from Turkcell under the Issuer Credit Agreements and under any similar agreements which may be required upon any additional debt issuances. Pursuant to the Issuer Credit Agreements, any operating and other expenses of the Company are payable by Turkcell.

Shareholder's equity consists of the following at December 31, 2001 and March 31, 2002 (unaudited):

	Common stock		Total
	Shares	Amount	shareholder's equity
(in thousands of US dollars, except share data)			
Balance at December 31, 2001 and March 31, 2002	**12,000**	**12**	**12**

The Company had no comprehensive income in 2001 and for the three months ended March 31, 2001 and 2002 (unaudited).

(2) Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's year-end is December 31. These financial statements cover the three-month period ended March 31, 2002. The comparative figures for 2001 in the statements of operations and cash flows cover the three- month period ended March 31, 2001.

The financial statements and related notes for the three-month periods ended March 31, 2001 and 2002 are unaudited and in the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year or any other interim period.

At March 31, 2002, substantially all of the Company's assets represent amounts receivable from Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The Company's results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crisis. Consequently, Turkey's currency continue to devalue, there is a continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish lira has stabilized during the last six months after the announcement of new loan facility amounting to $10 billion from International Money Fund (IMF). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and the equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of Turkish Lira against US Dollar during the first day of floatation. As of July 5, 2002, the Turkish Lira has devalued significantly against major foreign currencies as compared to the related exchange rates ruling as of December 31, 2000. The US Dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 where as at March 31, 2002 it is TL 1,337,794. Confidence in banking sector has yet to be fully restored and there continues to be general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. At March 31, 2002, Turkcell's current liabilities exceeded current assets by US$250.8 million. As noted in Turkcell's financial statements this matter may raise doubt about Turkcell's ability to continue as a going concern. The Company's cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards the Company. The financial statements of the Company have been prepared assuming that Turkcell will continue as a going concern, and that therefore the Company will continue as a going concern. Turkcell's management believe that Turkcell will generate sufficient operating cash flows to continue as a going concern. In addition, on March 5, 2002, Yapi ve Kredi Bankasi A.S., a shareholder of Turkcell and one of the largest Turkish banks, has committed to provide a cash loan facility, with market rates, up to US$200 million to Turkcell over the next twelve months. Also, on March 6, 2002, Vakiflar Bankasi TAO provided a letter of intent to extend the principal repayments of existing borrowings amounting to US$42.9 million and US$57.1 million that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further, on March 7, 2002, Türkiye Garanti Bankasi A.S. provided a letter of intent to extend the principal repayments of existing borrowings amounting to US$75 million that are due in 2002 for twelve months subsequent to their initial maturities. Management of Turkcell will consider making such extensions if necessary. Furthermore, on May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling US$62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities.

The Company has continued to receive timely payments from Turkcell on its Note receivable and believes that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, the financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

(3) Summary of significant accounting policies

Significant accounting policies followed in the preparation of the financial statements referred to above are set out below:

(a) Revenue and expense recognition

The accrual basis of accounting is followed for the recognition of revenue and expenses.

(b) Deferred financing cost and unearned financing fees
Financing costs incurred in connection with the issuance of the Notes, which were recharged by the Company to Turkcell, are deferred and are amortized over the terms of the Notes as an adjustment to financing fee income and financing costs. Other costs relating to the issuance of the Notes are paid directly by Turkcell.

(c) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Earnings per share
The Company adopted SFAS No. 128, Earnings Per Share. In accordance with this statement, basic earnings per share are computed by dividing net earnings by the weighted averaged number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share, as the Company has no common stock equivalents.

(e) Foreign currency transactions
Transactions denominated in currencies other than US Dollars are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in currencies other than US Dollars are converted into US Dollars at the exchange rates ruling at the balance sheet date with the resulting exchange differences recognized in the determination of income.

(4) Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, loans receivable and notes payable.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents
The carrying amounts approximate fair value because of the short maturity of those instruments.

Loans receivable and notes payable
The fair values of loans receivable and notes are estimated based on the quoted market prices.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2001		March 31, 2002 (unaudited)	
	Carrying amount	Fair value	Carrying amount	Fair Value
(in thousands of US dollars)				
Cash and cash equivalents	3	3	3	3
Loans receivable	700,000	618,000	700,000	653,000
Notes payable	700,000	618,000	700,000	653,000

(5) Loans receivable, accrued interest receivable, notes payable and accrued interest payable

15% Senior Subordinated Notes due 2005

The Company issued US$300,000,000 aggregate principal amount of 15% Senior Subordinated Notes due 2005 on July 23, 1998.

Under an Issuer Credit Agreement dated July 23, 1998, the Company has loaned to Turkcell US$300,000,000. Pursuant to such loan, the net proceeds of the Senior Subordinated Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$9,000,000 (representing the Senior Subordinated Notes financing costs) between US$300,000,000 and the amount actually advanced to the Company as a financing fee.

Under the Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Company (the "Loan Note") under which amounts are payable by Turkcell to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Subordinated Notes.

The Company and Turkcell completed a registered exchange of the 15% Senior Subordinated Notes of the Company (the "Old Notes") for 15% Senior Subordinated Exchange Notes (the "New Notes") registered under the Securities Act of 1933 with terms identical in all material respects, except for certain transfer restrictions, interest rate step-ups and registration rights, to the terms of the Old Notes. Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and canceled and cannot be reissued. The New Notes have been recorded at the carrying value of the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes was recognized by the Company upon the exchange of the New Notes for the Old Notes. Expenses incurred in connection with the issuance of the New Notes, were re-charged by the Company to Turkcell.

Principal, maturity and interest:
The Senior Subordinated Notes are limited in aggregate amount to US$400,000,000, US$300,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Subordinated Notes. The Senior Subordinated Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the Issuer Credit Agreement dated July 23, 1998. The Senior Subordinated Notes and also the loan under the issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the Issuer Credit Agreement, accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such new note was exchanged.

The Issuer Credit Agreement specifies that Turkcell will pay any amounts to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Subordinated Notes.

Redemption:
The Senior Subordinated Notes are redeemable, at the option of the Company, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

Year	Percentage
2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

The Senior Subordinated Notes may also be redeemed, at any time, or from time to time, on or prior to August 1, 2001, if Turkcell opts to use the net cash proceeds of one or more Equity Offerings or Strategic Equity Investments to make prepayments under the Issuer Credit Agreement dated July 23, 1998.

The Company is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Subordinated Notes originally issued in the Offering plus (2) any additional Senior Subordinated Notes issued after the issue date at a redemption price equal to 115% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Notes originally issued in the Offering plus (2) any additional Notes issued after the Issue Date remains outstanding immediately after any such redemption.

The Senior Subordinated Notes may also be redeemed, in whole but not in part, at the Company's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Company with respect to the Senior Subordinated Notes or Turkcell with respect to the Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Subordinated Notes or under the Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Company or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Subordinated Notes or the Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

Security:
The Senior Subordinated Notes are general obligations of the Company secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement dated July 23, 1998 and are subordinated in right of payment to all future senior indebtedness. The Issuer Credit Agreement is a general unsecured obligation of Turkcell and is subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the Issuer Credit Agreement dated July 23, 1998. The Issuer Credit Agreement and the Loan Note are the only assets of the Company to meet the claims of the holders of the Senior Subordinated Notes.

Covenants:
The Indenture governing the Senior Subordinated Notes and the Issuer Credit Agreement dated July 23, 1998 each contain certain covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or the Company, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

Senior Notes due 2005
The Company issued US$400,000,000 aggregate principal amount of 12 ¾% Senior Notes due 2005 on December 22, 1999.

Under an Issuer Credit Agreement dated December 22, 1999, the Company has loaned to Turkcell US$400,000,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$12,000,000 (representing the Senior Notes financing costs) between US$400,000,000 and the amount actually advanced to the Company as a financing fee.

Under the Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Company under which amounts are payable by Turkcell to the Company in order that the Company, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

Turkcell and the Company have agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they will file a registration statement to register exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of the Company (the "Old Senior Notes") secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the "New Senior Notes") of the Company. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

Principal, maturity and interest:
The Senior Notes are limited in aggregate amount to US$500,000,000, US$400,000,000 of which was issued in the offering, and US$100,000,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the Issuer Credit Agreement dated December 22, 1999.

The Senior Notes and also the loan under the Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Senior Notes and also the loan under the Issuer Credit Agreement, accrues at the rate of 12 ¾% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

Redemption:
The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December 1, 2002, if Turkcell opts to use the net cash proceeds of one or more Equity Offerings to make prepayments under the Issuer Credit Agreement dated December 22, 1999. The Company is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the Offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal 112 ¾% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the Offering plus (2) any additional Senior Notes issued after the Issue Date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at the Company's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Company with respect to the Senior Notes or Turkcell with respect to the Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the Issuer Credit Agreement, and such obligation cannot be avoided by the use of reasonable measures available to the Company or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

Security:
The Senior Notes are general obligations of the Company secured by an assignment of the Company's right, title and interest in and to the Issuer Credit Agreement dated December 22, 1999. The payment of all obligations under the Issuer Credit Agreement dated December 22, 1999 is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

Covenants:

The Indenture governing the Senior Notes and the Issuer Credit Agreement each contain certain covenants that limit the ability of the Company and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or the Company, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or the Company.

(6) Taxes on income

The Company is subject to taxation in the Netherlands Antilles based on the Profit Tax Ordinance and a tax ruling obtained from the Tax Inspector of Netherlands Antilles. In accordance with such tax ruling, the Company's taxable income is equal to 1% of the average daily principal amount of the notes outstanding during the period. A rate of 0.5% is applicable for average daily principal amount of notes outstanding in excess of US$80,000,000.

(7) Management agreement

On January 27, 1998, the Company signed a management agreement with Amicorp Curaçao N.V., a Netherlands Antilles trust company. Under this agreement, Amicorp Curaçao N.V. shall be managing director of the Company and will be responsible for the operations of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereonto duly authorized.

CELLCO FINANCE N.V.

By: AMICORP CURACAO N.V.,
Managing Director

Dated: July 2, 2002

(348660.3)